Filed by Centricus Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp.

Commission File No. 001-39993

CENTRICUS ACQUISITION CORP CORPORATE UPDATE WITH ARQIT LIMITED, A LEADER IN QUANTUM ENCRYPTION TECHNOLOGY

New York, NY and London – June 16, 2021 - Centricus Acquisition Corp. (Nasdaq: CENH, CENHW, CENHU) (“Centricus”), a special purpose acquisition company, that entered into a definitive agreement on May 12th with Arqit Limited (“Arqit”), a leader in quantum encryption technology is delighted that at the G7 Leaders Conference in Cornwall, that Arqit has formed an international consortium of companies and government organisations to provide its quantum encryption technology to government customers in a federated system concept, called Federated Quantum System (FQS).

The full press release is attached.

Media Enquiries:

Centricus Acquisition Corp.

James Leviton

Finsbury Glover Hering

+44 (0) 20 7251 3801

centricus@finsbury.com

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities are set forth in the proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’ expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’ control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’ future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.

International partners and Government agencies join

Arqit’s Federated Quantum System

The Federated Quantum System developed and launched in the UK with support from the UK Space Agency

Cornwall, UK – 11 June 2021 – Arqit Limited (“Arqit”), a leader in quantum encryption technology, has today announced at the G7 Leaders Conference in Cornwall, that it has formed an international consortium of companies and government organisations to provide its quantum encryption technology to government customers in a federated system concept, called Federated Quantum System (FQS). The UK, USA, Japan, Canada, Italy, Belgium and Austria are now represented.

Arqit invented a system which uses satellites to distribute quantum keys to data centres. These keys are delivered using a new patented protocol called ARQ19, which solves the “Global versus Trustless” problem which previously prevented the adoption of Satellite Quantum Key Distribution (QKD). Arqit further invented a method, called QuantumCloud™ to translate the benefits of this quantum key distribution to any form of endpoint or cloud machine without the need for any special hardware. The first version of QuantumCloud™ launches for live service to commercial customers in 2021.

Government customers typically have more stringent requirements for control and are more inclined to buy “Private Instances” of cloud technology rather than managed services. Arqit has therefore designed a different version of its technology to meet this need and has recruited a strong community of partners from allied countries to collaborate in bringing the FQS system to use.

Collaboration partners include BT, Sumitomo Corporation, Northrop Grumman, Leonardo, QinetiQ Space N.V., qtlabs and Honeywell. Other Western Allied countries are expected to announce their inclusion during 2021.

FQS has been developed with support from the UK Space Agency (UKSA through its National Space Innovation Programme). The system consists of dedicated satellites, control systems and QuantumCloud™ software. It will be provided to the UK’s ‘Five Eyes’ allied governments and other international partners, allowing sovereign protection of strategic national assets and interoperability for joint operations.

The first FQS satellites are to be integrated and tested at the National Satellite Test Facility in Harwell near Oxford and are expected to be launched on Virgin Orbit’s LauncherOne from Newquay in Cornwall in 2023, after the launch of the first commercial Arqit satellites. The role of Virgin Orbit in providing responsive launch services for government customers from any location is additive to the plan to deploy many FQS satellites to support the needs of a growing list of allied country partners.

Arqit’s Chairman and Chief Executive Officer, David Williams said, “FQS enables collaboration between NATO-allied governments around the world to form a federated version of QuantumCloud™ infrastructure. It also enables the Joint All Domain Command and Control vision to come to life. The FQS system is global in its nature, and there is now strong momentum in an international consortium joining forces to bring it into use”.

General Stephen Wilson, Director of Arqit Inc. said, “For Allies working together Joint All Domain Command and Control (JADC2) is essential. For JADC2 to work, we must have a real identity, credentialing, and access management solution. Arqit’s technology makes trusted data security possible”.

Minister for Science, Research and Innovation, Amanda Solloway MP added, “As a global science superpower, the UK continues to make advances in quantum science which is revolutionising cyber-security across the world. Backed by government funding, Arqit is paving the way in developing a new generation of quantum technologies that defend against sophisticated cyber-attacks on national governments, strengthening our resilience and helping us all the build back better from the pandemic”.

UK Space Agency CEO, Graham Turnock added, "Space technologies have become embedded in almost every aspect of our daily lives, and UK Space Agency funding is accelerating our development as a world leader in space technology. Arqit's advances in quantum technologies will strengthen the UK's resilience against harmful cyber-attacks, helping us protect our critical services. The announcement today shows the attraction of Arqit’s model to our partners”.

Interim Head of Spaceport Cornwall, Melissa Thorpe also said, “The deployment of Responsive Launch capability from Cornwall is an excellent demonstration of the need for the investment made by Cornwall Spaceport, and we welcome the strong commercial opportunities represented by the FQS partnership”.

Dan Hart, CEO of Virgin Orbit commented, “Recent headlines from across the world show how vital it is to have encrypted communications supporting our economy and our security. The team at Arqit has already demonstrated that its encryption capabilities provide a critical service to a global customer base. By adding a space layer with its Federated Quantum System, Arqit is taking that service to an even higher level. We’re delighted to support the team, and to add its quantum satellites to our manifest for flights out of Cornwall”.

Kevin Brown, Managing Director of BT Security said, “BT is pleased to be part of the first phase of the FQS project, which aligns with our wider commitment to providing security solutions for the most critical organisations. As this project advances to a global stage, it provides a clear example of how the UK is playing a leading role in developing important new technologies”.

Eiji Ishida, Executive Officer and General Manager, Lease, Ship and Aerospace Business Division of Sumitomo Corporation said, “The FQS concept is important because it allows us to manage a local instance of the infrastructure and deliver the control that our defence customers will require. Sumitomo Corporation is pleased to be in this consortium, which is very far ahead of other technologies”.

Professor Rupert Ursin of qtlabs said, “Austria has been a strong supporter of the Satellite QKD technology which we have helped Arqit to build, and I am pleased that qtlabs is able to continue to represent Austria in this consortium and will try to bring the benefits of FQS to the Austrian and other government users”.

Marina Mississian, Senior Director Space Payloads for Honeywell Aerospace, Canada added, “Satellite enabled quantum encryption is strategically important for Honeywell and Canada. With the support of the Canadian government, we have been pleased to be associated with Arqit's commercial mission and now to join the FQS system, which will further the collective security goals of the ‘Five Eyes’ community of nations”.

Frank Preud’homme, Sales and Business Development Director for QinetiQ Belgium said, “We have been pleased to support the Arqit space mission since 2017 and see strong potential for the creation of sovereign capabilities for a close alliance of allied countries in sharing this technology”.

Norman Bone, Chair and Managing Director, Leonardo UK concluded, “Leonardo and Telespazio recognise the increasingly digital nature of UK and allied national defence and security and the expectations of our customers that their systems are secure and resilient. The rapid, collaborative evaluation of new and cutting-edge technologies such as those developed by Arqit are a key element of Leonardo’s strategy to establish and deliver next generation systems to our customers enabling effective and secure multi-domain operations including in the cyber and space domains”.

The fundamental science behind Arqit’s solutions to decades-old problems with Satellite QKD is important, but the company’s ability to translate that into usable products that meet very precisely the needs of users is very advanced. This is a major advantage in moving quickly to implement the security technology amongst allied nations that will deliver valuable security improvements immediately and underpin the future of the quantum battlespace”.

-ends-

About Arqit Limited:

Arqit has invented a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of hacking – even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys, using satellite to deliver quantum information to data centres. The keys which are easy and efficient to use remotely with no hardware or disruption to software required. The software has universal application to every edge device and cloud machine in the world. Headquartered in the United Kingdom with subsidiaries in the United States, Arqit was founded in 2017 by UK satellite industry veteran David Williams. Visit us at www.arqit.co.uk

Media enquiries:

Arqit:	Julie Moon T: +44 7769 9960 E: Julie.moon@arqit.uk